OTIS GOLD RECEIVES FINAL COURT APPROVAL OF

BUSINESS COMBINATION WITH EXCELLON

Toronto, Ontario – April 22, 2020 – Excellon Resources Inc. (TSX: EXN, EXN.WT, OTC: EXLLF and FRA: E4X1) (“Excellon” or the “Company”) and Otis Gold Corp. (TSX-V: OOO, OTC: OGLDF, FRA: 4OG) (“Otis”) are pleased to announce they have received final approval of the British Columbia Supreme Court for their proposed business combination pursuant to a plan of arrangement (the “Arrangement”). Excellon and Otis currently anticipate the closing of the Arrangement to occur on April 23, 2020 subject to the satisfaction or waiver of all conditions precedent.

Under the terms of the Arrangement, Otis shareholders will be entitled to receive 0.23 common shares of Excellon in exchange for each common share of Otis held. Further details regarding the Arrangement are set out in the joint management information circular of Excellon and Otis dated March 13, 2020 (the “Circular”), which is available on SEDAR (www.sedar.com) under the issuer profiles of Excellon and Otis, respectively.

Debt Settlement

In connection with the Arrangement, Arbutus Grove Capital Corp., (a private company owned and controlled by Craig Lindsay, Chief Executive Officer of Otis) (“Arbutus”) will become entitled to a change of control payment as disclosed in the Circular. Arbutus has agreed to accept 1,348,921 common shares of Otis at a deemed price of $0.1112 per common share (the “Settlement Shares”) in satisfaction of $150,000 of the change of control payment. The debt settlement is subject to receipt of all required regulatory approvals including the approval of the TSX Venture Exchange. Closing of the debt settlement will occur immediately following approval from the TSX Venture Exchange. The Settlement Shares will be held in escrow until the effective time of the Arrangement. Each Settlement Share will be exchanged for 0.23 of a common share of Excellon pursuant to the Arrangement.

Further Information:

For further information regarding Excellon please contact:

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

For further information regarding Otis please contact:

Craig Lindsay, President & CEO or

Tony Perri, Manager, Investor Relations

Tel: (604) 683-2507

info@otisgold.com

www.otisgold.com

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 14,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

About Otis

Otis is a resource company focused on the acquisition, exploration, and development of precious metal deposits in Idaho, USA. Otis is currently developing its flagship property, the Kilgore Project, located in Clark County, Idaho and the Oakley Project, located in Cassia County, Idaho.

Additional details on Otis properties are available at www.otisgold.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Canadian securities laws. Such statements in this press release include, without limitation, statements regarding the debt settlement and approval of the TSX Venture Exchange; the exchange ratio and value of the Excellon Shares being delivered as arrangement consideration; the timing and ability of Excellon and Otis to satisfy the conditions precedent to closing the Arrangement, if at all; and the closing of the Arrangement, if at all. Although the companies believe that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The companies caution investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the inability to obtain the approval of the TSX Venture Exchange; the inability to satisfy the conditions required to complete the Transaction; the companies not being able to obtain third-party approvals; the Arrangement being terminated; variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The companies do not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.

The public disclosure filings of Excellon and Otis may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the mineral properties of the Combined Company, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the Excellon Shares in connection with the transactions described herein will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and the Excellon Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Excellon Shares, nor shall there be any offer or sale of the Excellon Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.